Benchmark Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:

Net income			$ 1,775,619
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of property and equipment	$	653	
Depreciation		15,834	
(Increase) decrease in operating assets:			
Deposits with clearing organization		(350,063)	
Receivables from clearing organization		3,827,566	
Securities owned		1,780,951	
Accrued interest on bonds		(85,895)	
Prepaid expenses		69,793	
Other assets		(29,137)	
Increase (decrease) in operating liabilities:			
Payable to clearing organizations		(1,629,878)	
Securities sold short		(3,662,315)	
Accrued interest on bonds sold short		79,629	
Accounts payable, accrued expenses, and other liabilities		(9,108)	
Total adjustments			8,030
Net cash provided by operating activities			1,783,649
Cash flows from investing activities:			
Purchases of property and equipment		(5,317)	
Sales of property and equipment		500	
Net cash used in investing activities			(4,817)
Cash flows from financing activities:			
Preferred distributions of net income to preferred distribution equity units		(559,606)	
Common distributions of net income to common equity units		(308,881)	
Members' contributions		75,000	
Members' redemptions		(30,000)	
Net cash used in financing activities			(823,487)
INCREASE IN CASH			955,345
CASH AT BEGINNING OF YEAR			191,008
CASH AT END OF YEAR			$ 1,146,353
Supplemental cash flow disclosure:			
Interest payments			$ 219,441
Income taxes			$ -

The accompanying notes are an integral part of these financial statements.